Exhibit 99.1

ESCROWED STOCK PLAN

Brookfield Asset Management Inc.

February 17, 2011, and as amended on May 11, 2011, February 16, 2012,
February 25, 2014, May 12, 2015 and May 9, 2018

i

BROOKFIELD ASSET MANAGEMENT INC.
ESCROWED STOCK PLAN

SECTION 1
GENERAL PROVISIONS

1.1                               Purposes

The purpose of the Plan is to award designated executives of the Brookfield Group compensation that provides the opportunity to earn investment returns tied to the performance of Class A Limited Voting Shares of Brookfield Asset Management Inc., and aligns their long-term interests with those of Brookfield’s shareholders.

1.2                               Definitions

The following terms, when used in the Plan, shall have the respective meanings set forth below:

(a)                                 “2011 Company” has the meaning given to it in section 1.7.

(b)                                 “Affiliate” of a person means any entity which is an “affiliate” of the person for the purposes of Ontario Securities Commission National Instrument 45-106 Prospectus and Registration Exemptions, as amended from time to time.

(c)                                  “Amalco” means the amalgamated company after an Amalgamation.

(d)                                 “Amalgamation” means an amalgamation between a Company and a subsidiary of Brookfield (and, in the case of an Indirect Purchase Structure, a Subco) as a result of which, among other things, each issued and outstanding Escrowed Share (other than those acquired by Brookfield) will be exchanged for a number of Brookfield Shares equal to the Exchange Amount and cash will be paid in lieu of any fractional Brookfield Shares.

(e)                                  “Blackout Period” means the period imposed by Brookfield during which specified individuals, including insiders of Brookfield, may not trade in Brookfield’s securities, (including, for greater certainty, when specific individuals are restricted from trading because they have material non-public information), but does not include any period when a regulator has halted trading in Brookfield’s securities.

(f)                                   “Board” means the board of directors of Brookfield.

(g)                                  “Brookfield” means Brookfield Asset Management Inc. and its successors and assigns.

(h)                                 “Brookfield Group” means Brookfield Asset Management Inc. and its Affiliates.

(i)                                     “Brookfield Share” means a Class A Limited Voting Share of Brookfield.

(j)                                    “Call” has the meaning given to that term in section 2.7(c)(i).

(k)                                 “Call Notice” has the meaning given to that term in section 2.7(c)(ii).

(l)                                     “Cause” means:

(i)                                     a Participant’s willful failure or refusal to perform his or her employment duties after being given notice and a reasonable opportunity to remedy such failure or refusal;

(ii)                                  a Participant’s gross misconduct in connection with the Participant’s employment;

(iii)                               a Participant’s act of dishonesty or breach of trust in connection with the Participant’s employment;

(iv)                              a Participant’s conviction of, or a plea of guilty or no contest to, any indictable criminal offence or any other criminal offense involving fraud, dishonesty or misappropriation;

(v)                                 a Participant’s breach of confidentiality, non-solicitation or non-competition obligations;

(vi)                              a Participant’s conduct which is likely to injure the reputation or business of the Brookfield Group, including, without limitation, any breach of Brookfield’s Code of Conduct or the willful violation by the Participant of any of Brookfield’s policies; or

(vii)                           any other conduct of a Participant which would be treated as cause under the laws of the jurisdiction in which the termination occurs.

(m)                             “Code” means the Internal Revenue Code of 1986, as amended.

(n)                                 “Common Share” means a non-voting common share in the capital of a Company.

(o)                                 “Company” means BAM Holdings Corp. or any other corporation created to facilitate participation in the Plan subsequent to the establishment of the Plan and any of their respective successors.

(p)                                 “Direct Purchase Structure” has the meaning given to that term in section 1.7.

(q)                                 “Electing Shareholders” has the meaning given to that term in section 2.7.

(r)                                    “Escrow Agent” means the person appointed by a Company to hold Unvested Shares on behalf of Participants.

(s)                                   “Escrowed Share” means a Common Share granted to a Participant pursuant to the Plan.

(t)                                    “Exchange” has the meaning given to that term in section 2.7.

(u)                                 “Exchange Amount” means:

(i)                                     following the delivery of an Exchange Notice, the Net Asset Value per Share divided by the Fair Market Value for a Brookfield Share, each as calculated on the date of delivery of the Exchange Notice; and

(ii)                                  in the case of an Amalgamation that does not follow the delivery of an Exchange Notice, (i) the Net Asset Value per Share divided by the Fair Market Value for a Brookfield Share, each as calculated on the Settlement Date or (ii) if the Settlement Date is during a Blackout Period, the Net Asset Value per Share divided by the Fair Market Value of a Brookfield Share, each as calculated for the period of five trading days following the end of such Blackout Period.

(v)                                 “Exchange Notice” has the meaning given to that term in section 2.7.

(w)                               “Fair Market Value” means the volume weighted average price of a Brookfield Share as reported on the NYSE on the applicable date(s) (or if the NYSE is not open on such date, the immediately following date on which the NYSE is open).  If the applicable date is during a Blackout Period, the Fair Market Value shall be calculated for the period of five trading days following the end of such Blackout Period.

(x)                                 “Forfeited Shares” has the meaning given to that term in section 2.5.

(y)                                 “Forward Agreement” means one or more forward share purchase agreements providing for the purchase of Brookfield Shares at a date in the future.

(z)                                  “Grant Agreement” has the meaning given to that term in section 2.2(c).

(aa)                          “Grant Date” means the date of grant of awards under this Plan.

(bb)                          “Indirect Purchase Structure” means a grant of Escrowed Shares under the Plan issued by a Company that has: (i) entered into a Forward Agreement with a Subco to purchase Brookfield Shares at a date set in the future or (ii) acquired interests in a Subco that holds (or is entitled to acquire) Brookfield Shares either in addition to or as an alternative to acquiring Brookfield Shares directly.

(cc)                            “Management Shareholder” means an individual who is a shareholder of a Company.

(dd)                          “Net Asset Value per Share” on any particular day is defined as the value of the Brookfield Shares held by the Company plus (minus) the amount by which the value of the other assets of the Company exceed (are less than) the liabilities (including any extraordinary liabilities) of the Company as at the relevant date, all as determined by the board of directors of the Company, divided by the total number of Common Shares outstanding.  For greater certainty, (i) any shares of Subco owned by the Company will be valued based on their net asset value, calculated in the same manner as the Net Asset Value per Share, (ii) any preferred shares of the Company or the Subco (as the case may be) will be treated as liabilities for purposes of determining Net Asset Value per Share and will be valued based on the redemption price plus any accrued and unpaid dividends, (iii) Brookfield Shares will be valued at the Fair Market Value on such day (or for such other period contemplated in this Agreement), and (iv) any Forward Agreement will have a value equal to the value of the Brookfield Shares to be acquired under such agreement minus the purchase price for such shares; if such amount is greater than zero the Forward Agreement will be treated as an asset, if less than zero, it will be treated as a liability.

(ee)                            “NYSE” means the New York Stock Exchange, or successor thereto.

(ff)                              “Participant” means a person eligible to participate in the Plan pursuant to section 2.1(a).

(gg)                            “Plan” means the Escrowed Stock Plan of Brookfield as set forth herein.

(hh)                          “Preferred Share” means a preferred share in the capital of a Company.

(ii)                                  “Retirement” means the resignation of employment with Brookfield and its Affiliates in circumstances determined by the Board, in its absolute discretion, to be retirement.

(jj)                                “Section 83(b) Election” has the meaning given to that term in section 3.8.

(kk)                          “Security-Based Compensation Arrangement” has the meaning given to that term in the TSX Company Manual.

(ll)                                  “Settlement Date” for a grant under this Plan means the tenth anniversary of the Grant Date.

(mm)                  “Specified Maximum” has the meaning given to that term in section 1.3(a).

(nn)                          “Subco” means any corporation created to facilitate the use of the Indirect Purchase Structure by holding Brookfield Shares or by being entitled to acquire Brookfield Shares.

(oo)                          “Termination Date” means, unless otherwise determined by the Board, the last day of a Participant’s active employment with the Brookfield Group, as further clarified below:

(i)                                     if the Participant’s employment is terminated by the Brookfield Group for any reason, the last day of active employment will be the date and time notice of termination is delivered to the Participant and will not include any period of statutory, contractual or reasonable notice or any period of deemed employment or salary continuance provided or required to be provided to the Participant;

(ii)           if the Participant resigns or has a Retirement, the last day of active employment will be the effective date of resignation or Retirement;

(iii)          if a Participant dies, the last day of active employment means the date of the Participant’s death; and

(iv)          if a Participant is on a continuous leave of absence, including for disability, the Participant’s Termination Date will be the earlier of the date of termination of employment and two years from the start of the Participant’s leave.

(pp)                          “Terminated Participant” has the meaning given to that term in section 2.5.

(qq)                          “Unanimous Shareholders’ Agreement” means the unanimous shareholders’ agreement for each Company among Brookfield, the Management Shareholders of such Company and such Company.

(rr)                                “Unvested Shares” means Escrowed Shares that have not Vested pursuant to section 2.4.

(ss)                              “U.S. Participant” means a Participant who is a U.S.  citizen or resident alien within the meaning of Section 7701(b)(1)(A) of the Code.

(tt)                                “Vest” or “Vested” means required to be released to the Participant by the Escrow Agent from escrow.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.3                               Shares Reserved

(a)                                 The only securities of Brookfield issued or issuable under the Plan shall be Brookfield Shares.

(b)                                 Management has fixed 9,000,000 Brookfield Shares as the maximum number of shares that may be issued under the Plan (the “Specified Maximum”).  The number of Brookfield Shares issued pursuant to section 2.7(b) (Concurrent Exchange) or section 2.7(c)(i) (Mandatory Exchange) will not be deducted from the Specified Maximum and will continue to be available for issuance under the Plan.  In connection with an Exchange pursuant to section 2.7(a) (Optional Exchange), the number of Brookfield Shares to be deducted from the Specified Maximum shall equal the number of new Brookfield Shares issued in connection with the Exchange. Following the Amalgamation of any Company or the exchange of all Escrowed Shares of such Company held by Management Shareholders, the number of Brookfield Shares that have been previously issued by such Company to Management Shareholders pursuant to Section 2.7(a) shall be added back to the Specified Maximum and will be available for subsequent issuance under the Plan. The Specified Maximum is subject to adjustment in accordance with the provisions of the Plan.

(c)                                  The maximum number of Brookfield Shares that are issuable to any one person at any time pursuant to the Plan and all other Security-Based Compensation Arrangements of Brookfield shall not exceed 5% of the issued and outstanding Brookfield Shares.

(d)                                 The maximum number of Brookfield Shares that are issuable to insiders of Brookfield at any time pursuant to the Plan and all other Security-Based Compensation Arrangements of Brookfield shall not exceed 10% of the issued and outstanding Brookfield Shares.

(e)                                  The maximum number of Brookfield Shares that are issued to insiders of Brookfield within a one-year period pursuant to the Plan and all other Security-Based Compensation Arrangements of Brookfield shall not exceed 10% of the issued and outstanding Brookfield Shares.

(f)                                   In the event of any change in the outstanding Brookfield Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, if required, appropriate substitution or adjustment in the number or kind of shares or other securities reserved for issuance pursuant to the Plan, however, no substitution or adjustment shall obligate Brookfield to issue or sell fractional shares.

(g)                                  In the event of the reorganization of Brookfield or the amalgamation, merger or consolidation of Brookfield with another corporation, or the payment of a special or extraordinary dividend, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.4                               Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

1.5                               Amendment and Termination

(a)                                 The Board may amend, suspend or terminate this Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, applicable stock exchange rules, regulations and policies), if any, that require the approval of shareholders or any governmental or regulatory body.  However, except as expressly set forth herein, no action of the Board, or shareholders may adversely alter or impair the rights of a Participant without the consent of the affected Participant with respect to any Escrowed Shares previously granted to the Participant.  Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking shareholder approval, including but not limited to:

(i)                                     amendments of a “housekeeping” or administrative nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(ii)                                  amendments necessary to comply with the provisions of applicable law (including, without limitation, applicable stock exchange rules, regulations and policies);

(iii)                               amendments necessary for awards to qualify for favorable treatment under Canadian or US tax laws;

(iv)                              any amendment to the vesting provisions of the Plan;

(v)                                 any amendment to the termination or early termination provisions of the Plan, provided such amendment does not entail an extension beyond the Settlement Date; and

(vi)                              amendments necessary to suspend or terminate the Plan.

(b)                                 Shareholder approval will be required for the following types of amendments:

(i)                                     amendments to the number of Brookfield Shares issuable under the Plan, including an increase to the Specified Maximum or a change from the Specified Maximum to a fixed maximum percentage;

(ii)                                  any amendment expanding the categories of eligibility under the Plan which would have the potential of broadening or increasing insider participation;

(iii)                               any amendment to this section 1.5; or

(iv)                              amendments required to be approved by shareholders under applicable law (including, without limitation, applicable stock exchange rules, regulations and policies).

1.6                               Administration

(a)                                 The Plan shall be administered by the Board with Brookfield being responsible for all costs relating to the administration of the Plan.

(b)                                 The Board is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan and to make determinations and take such other action in connection with or in relation to the Plan as it deems necessary or advisable.  Each determination or action made or taken pursuant to the Plan, including interpretation of the Plan, shall be final and conclusive for all purposes and binding upon all parties.

1.7                               Incorporation and Termination of Companies

In 2011, Brookfield incorporated BAM Holdings Corp.  (the “2011 Company”) for purposes of this Plan.  Brookfield funded the 2011 Company, in exchange for a combination of Preferred Shares and Common Shares, with cash to acquire Brookfield Shares in the market (the “Direct Purchase Structure”).  Immediately following the Amalgamation of the 2011 Company or the exchange of all Escrowed Shares of the 2011 Company held by Participants, Brookfield will cause, as applicable, Amalco or the 2011 Company to be wound up or merged into Brookfield and the Brookfield Shares held by it to be cancelled.

After February 16, 2012, unless otherwise determined by the Board, grants under this Plan will be made of Escrowed Shares using the Indirect Purchase Structure.  Brookfield will incorporate one or more Companies and Subcos for such purpose and Brookfield will fund each Company and Subco to the extent necessary to acquire the Brookfield Shares underlying each grant of Escrowed Shares.  Immediately following the Amalgamation of any Company or the exchange of all Escrowed Shares of such Company held by Management Shareholders, Brookfield will cause, as applicable, Amalco, the Company and/or Subco to be wound up or merged into Brookfield and no less than the number of Brookfield Shares held by it that equals the number of Brookfield Shares issued by such Company to Management Shareholders (i) pursuant to the Amalgamation or Exchange, as applicable, and (ii) pursuant to Section 2.7(a) at any time prior to such Amalgamation or Exchange, to be cancelled.

SECTION 2
AWARDS OF ESCROWED SHARES

2.1                               Eligibility

(a)                                 Any executive of the Brookfield Group designated by the Board, or any other person designated by the Board, is eligible to participate in the Plan.

(b)                                 Escrowed Shares are granted under this Plan in lieu of other compensation and awarded as follows:

(i)                                     in lieu of a grant of options; or

(ii)                                  as additional discretionary compensation.

2.2                               Grant of Escrowed Shares

(a)                                 Escrowed Shares will be granted pursuant to section 2.1 above.

(b)                                 The number of Escrowed Shares to be granted to each Participant will be determined at the discretion of the Board.

(c)                                  As soon as practicable after determining the number of Escrowed Shares and any terms and conditions of the Escrowed Shares to be granted to a Participant, (i) the Board shall cause an agreement in writing to be given to the Participant advising the Participant as to the number of Escrowed Shares and any terms and conditions pertaining to the Escrowed Shares granted to the Participant under the Plan or as determined by the Board from time to time in such form as may be approved by the Board from time to time (the “Grant Agreement”) and (ii) Brookfield shall transfer to the Participant the Escrowed Shares.  A grant of Escrowed Shares is conditional on the Participant signing the Grant Agreement and the applicable Unanimous Shareholders’ Agreement.

2.3                               Transfer of Escrowed Shares

Except for transfers to Brookfield or as expressly provided by section 3.4 or the provisions of a Unanimous Shareholders’ Agreement, a Management Shareholder shall not sell, transfer, assign, mortgage, pledge or otherwise dispose of or cease to be the beneficial holder of any Escrowed Shares.  Certificates for Escrowed Shares shall be endorsed with reference to the restrictions on transfer of such Escrowed Shares and other provisions contained in the Unanimous Shareholders’ Agreement, as amended or superseded from time to time.

2.4                               Vesting of Escrowed Shares

Unless otherwise determined by the Board, Escrowed Shares will become Vested as to 20% at the first anniversary of the applicable Grant Date and as to 20% on each subsequent anniversary of the applicable Grant Date up to and including the fifth anniversary of the applicable Grant Date.  Unvested Shares shall be held by an Escrow Agent for the benefit of the Participants.  The Participants shall be entitled to exercise any voting rights associated with the Escrowed Shares, including the Unvested Shares.  The Unvested Shares held by the Escrow Agent for the benefit of a Participant shall be released to the Participant on the date such Escrowed Shares Vest provided the Participant is employed by a member of the Brookfield Group on such date.

2.5                               Change in Employment Status

Unless otherwise determined by the Board, the following provisions apply to the ownership of Escrowed Shares by a Participant (including any permitted transferee) if the Participant ceases to be employed by the Brookfield Group (including such permitted transferee, a “Terminated Participant”):

(a)                                 In the event of a termination for Cause, all of the Escrowed Shares of a Terminated Participant (including the Vested Escrowed Shares) will be subject to purchase pursuant to section 2.6.

(b)                                 In the event of a termination other than for Cause (including resignation, Retirement, death and disability), the Unvested Shares of a Terminated Participant on the Termination Date will be subject to purchase pursuant to section 2.6.

Escrowed Shares subject to purchase pursuant to section 2.6 are referred to as “Forfeited Shares”.  Any Escrowed Shares that are not Forfeited Shares and are held by a Participant whose employment has terminated will continue to be owned by the Terminated Participant and will be eligible to be purchased or exchanged for Brookfield Shares pursuant to section 2.7 or in the Amalgamation.  However, a Terminated Participant will not be eligible to deliver an Exchange Notice.  The Board will have the right to require a Terminated Participant to Exchange his or her Escrowed Shares that are not Forfeited Shares or the right to Call a Terminated Participant’s Escrowed Shares that are not Forfeited Shares within 60 days of the applicable Termination Date pursuant to section 2.7(c)(ii).

2.6                               Repurchase on Termination

Where a Participant’s employment with the Brookfield Group is terminated, Brookfield shall have the right to purchase all (but not less than all) of the Forfeited Shares held by the Terminated Participant.  Purchases shall be made for a price of $0.0001 per Forfeited Share.  Any purchase and sale of Forfeited Shares under the Plan shall be made for cash within 60 days after the applicable Termination Date.

2.7                               Right of Exchange or Call

(a)                                 Optional Exchange.  In the case of Escrowed Shares granted by any particular Company, at any time after the fifth anniversary of the applicable Grant Date (or, in the case of U.S. Participants, at any time after the first anniversary of the applicable Grant Date), any Management Shareholders (other than Terminated Participants) (the “Electing Shareholders”) shall be entitled to elect that Brookfield acquire all or a portion of the Vested Escrowed Shares the Electing Shareholders hold in exchange for Brookfield Shares (the “Exchange”) by giving written notice of such election (“Exchange Notice”).  Brookfield shall issue to the Electing Shareholders (either pursuant to an Amalgamation or otherwise) a number of Brookfield Shares equal to the number of Escrowed Shares being Exchanged multiplied by the Exchange Amount.  Cash will be paid in lieu of fractional Brookfield Shares based on the Fair Market Value of a Brookfield Share as calculated for purposes of the Exchange Amount.  If requested by an Electing Shareholder, Brookfield will jointly execute and file elections in prescribed form within the prescribed time under section 85 of the Income Tax Act (Canada) and the corresponding provisions of applicable provincial income tax statutes in respect of the transfer hereunder of the Escrowed Shares with the elected amount specified by such Electing Shareholder.

(b)                                 Concurrent Exchange.  If all Management Shareholders of a Company elect an Exchange, then, immediately following the Exchange (either pursuant to an Amalgamation or otherwise), Brookfield will cause the Company, Amalco and/or Subco, as applicable, to be wound up or merged into Brookfield and no less than the number of Brookfield Shares held by the Company, Amalco and/or Subco, as applicable, that equals the number of Brookfield Shares issued by such Company to Management Shareholders (i) pursuant to the Exchange under this Section 2.7(b), and (ii) pursuant to Section 2.7(a) at any time prior to such Exchange, to be cancelled forthwith.

(c)                                  Mandatory Exchange or Call.

(i)                                     Each Escrowed Share held by Management Shareholders which has not been subject to Exchange prior to the Settlement Date will be exchanged  for Brookfield Shares on the Settlement Date (the “Call”) (either pursuant to an Amalgamation or otherwise).  The number of Brookfield Shares to be transferred to the Management Shareholder shall be equal to the number of Escrowed Shares subject to the Call multiplied by the Exchange Amount, and cash will be paid in lieu of any fractional Brookfield Share based on the Fair Market Value of a Brookfield Share as calculated on the Settlement Date.  Such transfer of Brookfield Shares shall be made within 5 days of the applicable Settlement Date (or, if the Settlement Date is during a Blackout Period, within 5 days after the end of the Blackout Period).

(ii)                                  Where a Participant has been terminated other than for Cause, Brookfield has the right to Call the Participant’s Vested Escrowed Shares to be exchanged for Brookfield Shares by  giving written notice of such election (the “Call Notice”) within 60 days of the Termination Date.  The number of Brookfield Shares to be transferred to the Participant shall be equal to the number of Vested Escrowed Shares subject to the Call multiplied by the Exchange Amount, and cash will be paid in lieu of fractional Brookfield Shares (which shall, in any event, be determined based on the Fair Market Value of Brookfield Shares on the applicable Termination Date).  Such transfer of Brookfield Shares shall be made within 10 days of the Call Notice (or if the Call Notice is delivered during a Blackout Period, within 10 days after the end of the Blackout Period).  Where the applicable Termination Date (other than for a U.S. Participant) is earlier than the fifth anniversary of the applicable Grant Date, the Brookfield Shares issued by Brookfield through the Exchange will be held in escrow by the Escrow Agent until the fifth anniversary of the applicable Grant Date.

SECTION 3
OTHER PROVISIONS

3.1                               No Right to Service

Neither participation in the Plan nor any action under the Plan shall be construed to give any Participant a right to be retained in the service of the Brookfield Group.

3.2                               No Liability for Decrease in Value of Escrowed Shares and / or Brookfield Shares

Brookfield and its Affiliates, and their directors and officers, shall not be liable to any Participant, permitted transferee or legal representative for any decrease in the value of an Escrowed Share or any Brookfield Share that may occur for any reason.

3.3                               Restrictions

Each Company and the Management Shareholders shall be bound by the Brookfield trading policy.  In addition, no transfer, purchase or exchange of securities of a Company (or delivery of an Exchange Notice) may be made during a Blackout Period except with the consent of the Board.

3.4                               Permitted Transfers

At any time and from time to time, Participant may sell or transfer all but not less than all of his or her Escrowed Shares to a trust, the beneficiaries of which are such Participant’s family members or to a corporation or other entity provided that (i) such transferee remains at all times while it is a Shareholder under the control (within the meaning of the Business Corporations Act (Ontario)) of such Participant or another Shareholder who has agreed to be bound by the provisions of this Plan, and (ii) such transferee shall have agreed prior to such transaction to be bound by the terms of the applicable Unanimous Shareholders’ Agreement, and not to sell, transfer, assign or convey the Escrowed Shares except in accordance with the provisions of such Agreement. In the event of a transfer under this section 3.4, the transferring Shareholder shall continue to be principally liable, jointly and severally with the transferee, to the other Shareholders and the Company in respect of all of the obligations of the transferee hereunder, and shall not, as a result of any such transfer, be released from such obligations without the prior written consent of a majority of the individual Shareholders of the Company.

3.5                               Currency

References to $ in this Plan mean United States dollars and all payments and calculations required under this Plan shall be made in United States dollars.

3.6                               Successors and Assigns

The Plan shall be binding on all successors and assigns of Brookfield and each Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

3.7                               Withholdings

As a condition of the issuance of any Escrowed Shares pursuant to the Plan or in connection with any other event that gives rise to a federal, provincial, state or local tax withholding or deduction obligation on the part of Brookfield relating to an award:

(a)                                 Brookfield may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to the Participant, whether or not pursuant to the Plan;

(b)                                 Brookfield shall be entitled to require that the Participant remit cash to Brookfield; or

(c)                                  Brookfield may enter into any other suitable arrangements to withhold or deduct, in each case, in an amount sufficient in the opinion of Brookfield to satisfy such withholding or deduction obligation.

3.8                               Section 83(b) Election

A U.S. Participant may make an election under Section 83(b) of the Code (a “Section 83(b) Election”) with respect to the Escrowed Shares.  Any such election must be made within thirty (30) days after the Grant Date.  If the U.S. Participant elects to make a Section 83(b) Election, the U.S. Participant shall provide Brookfield with a copy of an executed version and satisfactory evidence of the filing of the executed Section 83(b) Election with the US Internal Revenue Service.  The U.S. Participant agrees to assume full responsibility for ensuring that the Section 83(b) Election is actually and timely filed with the US Internal Revenue Service and for all tax consequences resulting from the Section 83(b) Election.

3.9                               Governing Law

The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be governed by and interpreted and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

3.10                        Approval

The Plan was approved by the Board on February 17, 2011 and was approved by the shareholders of Brookfield at its Annual General and Special Meeting of Shareholders held May 11, 2011.

3.11                        Amendments

Amendments to the Plan were approved by the Board on May 11, 2011, February 16, 2012,February 25, 2014 and May 12, 2015.

On May 11, 2011, shareholders approved an amendment to the Plan permitting each escrowed stockholder the ability to exchange Escrowed Shares for Brookfield Shares separately rather than concurrently.

On February 16, 2012, the Plan was amended to permit the purchase of Class A Limited Voting Shares indirectly and directly.  The vesting terms were also amended to be consistent with other Brookfield equity-based plans.

On February 25, 2014, the Plan was amended to permit U.S. taxpayers to participate.

On May 12, 2015, the Plan was amended to remove the ability to exchange Escrowed Shares for cash and to increase the maximum number of Brookfield Shares reserved under the Plan from 6,000,000 to 9,000,000 resulting from the three-for-two stock split on May 12, 2015.

On May 9, 2018, the Plan was amended to provide that: (i) the number of Brookfield Shares previously deducted from the Specified Maximum as a result of Optional Exchanges will be added back to the Specified Maximum on the wind-up or merger of the applicable Amalco, Company and/or Subco; and (ii) the number of Brookfield Shares to be cancelled on the wind-up or merger of any Amalco, Company and/or Subco will be no less than the number of Brookfield Shares issued by the relevant Company to Management Shareholders on Exchanges.